REITLER
BROWN &
ROSENBLATT LLC                                      800 Third Avenue, 21st Floor
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ATTORNEYS AT LAW                                              Tel (212) 209-3050
                                                              Fax (212) 371-5500


                                     January 24, 2008


VIA ELECTRONIC TRANSMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 6010
Attn: Jeffrey Riedler

         RE: ELITE PHARMACEUTICALS, INC. (THE "COMPANY")
             REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-145502)

Dear Mr. Riedler:

         On behalf of Elite Pharmaceuticals, Inc., a Delaware corporation (the "Company"), we hereby file electronically under the Securities Act of 1933, as amended (the "Securities Act"), the request of the Company to accelerate the effectiveness of the above-referenced registration statement under the Securities Act.

         Please contact the undersigned if we may be of assistance.

                                                   Sincerely,

                                                   /s/ Scott Rosenblatt

                                                   Scott Rosenblatt, Esq.

Enclosure

cc:  Bernard Berk

                           Elite Pharmaceuticals, Inc.
                     167 Ludlow Avenue, Northvale, NJ 07647

                                January 24, 2008


Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

               RE:  ELITE PHARMACEUTICALS, INC. (THE "COMPANY")
                    REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-145502)

Ladies and Gentlemen:

         The   Company   respectfully   requests   that   the   above-referenced
registration statement be declared effective at 4:00 pm EST on Friday, January 25, 2008, or as soon thereafter as reasonably practicable.

         The Company acknowledges that:

               o should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

               o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

               o the Company may not assert the Staff comments or this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                  Very truly yours,

                                                  ELITE PHARMACEUTICALS, INC.

                                                  By: /s/ Bernard Berk
                                                     -------------------------
                                                      Bernard Berk
                                                      Chief Executive Officer